Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for t he contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

COMPLETION OF SHARE TRANSACTION

AND

ISSUE OF NEW SHARES UNDER GENERAL MANDATE

Reference is made to the announcement of Graphex Group Limited (the “Company”) dated 26 March 2024 relating to the share transaction of the Company (the “Share Transaction”) involving the issue of 2,400,000 new Shares under General Mandate as Consideration Shares to satisfy the Consideration payable by the Company under the Engagement Letter (the “Announcement”). Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcement.

COMPLETION OF THE SHARE TRANSACTION AND ISSUE OF CONSIDERATION SHARES UNDER GENERAL MANDATE

The Board is pleased to announce that the Stock Exchange has granted approval for the listing of, and permission to deal in, the Consideration Shares and completion of the Share Transaction took place on 8 May 2024.

A total of 2,400,000 new Shares are allotted and issued by the Company to Maxim Partners LLC as the nominee of Maxim in satisfaction of the Consideration under the Engagement Letter, representing approximately 0.27% of the existing issued share capital of the Company immediately before the Completion and approximately 0.27% of the issued share capital of the Company as enlarged by the allotment and issue of the 2,400,000 new Shares immediately upon the Completion.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquires, Mr. Clifford A. Teller is the ultimate beneficial owner of Maxim Partners LLC, the 100% parent company of Maxim, and that both Mr. Clifford A. Teller and Maxim Partners LLC are Independent Third Parties.

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) immediately before Completion; and (ii) immediately upon Completion and as at the date of this announcement is as follows:

Shareholders	Immediately before Completion				Immediately upon Completion and as at the date of this announcement
	Number of Ordinary Shares	Approx. %	Number of Preference Shares	Approx. %	Number of Ordinary Shares	Approx. %	Number of Preference Shares	Approx. %
Chan Yick Yan Andross (Note 1)	97,930,887	10.90	–	–	97,930,887	10.87	–	–
PBLA Limited	75,123,669	8.36	–	–	75,123,669	8.34	–	–
Lau Hing Tat Patrick (Note 2)	55,215,444	6.14	–	–	55,215,444	6.13	–	–
Tycoon Partners Holdings Limited	100,000,000	11.13	323,657,534	100	100,000,000	11.10	323,657,534	100
Maxim Partners LLC	–	–	–	–	2,400,000	0.27	–	–
Public Ordinary Shareholders	570,300,941	63.47	–	–	570,300,941	63.29	–	–
Total	898,570,941	100	323,657,534	100	900,970,941	100	323,657,534	100

Notes:

1.	The above percentage figures are subject to rounding adjustments.

2.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,214,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

3.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,212,000 Ordinary Shares by himself and 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him.

By Order of the Board

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Hong Kong, 8 May 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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